UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☑ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended	June 30, 2023

GelStat Corp.
(Exact name of issuer as specified in its charter)

Delaware	90-0075732
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

333 SE 2nd Avenue, Suite 2000
Miami, Florida 33131
(Full mailing address of principal executive offices)

(772) 212-1368
(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “our company,” “the company,” or “GelStat” refer to GelStat Corp., a Delaware corporation including our subsidiary, GSAC Engineering Corporation, a Florida Corporation. References in this report to “GSACe” or “the subsidiary” refer to GSAC Engineering Corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects, and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the business, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors.

These factors include, among other things:

•	Our ability to raise sufficient funding to support current operations and grow recently acquired or under development businesses; our continued dependence upon external sources for the financing of our operations;

•	our ability to attract and grow additional customers for our new business with our limited resources and operating history;

•	we have a limited operating history with our new businesses and have an evolving and unpredictable business model where we may be unable to grow beyond current smaller engagements;

•	the amount and nature of competition from companies in the industrial security and waste management industries;

•	our success establishing and maintaining new contractual business arrangements;

•	our continued dependence upon external sources for the financing of our operations;

•	our ability to grow our resources and attract certain talent needed to meaningfully grow our business; and

•	our ability to achieve, maintain regulatory approvals and comply with applicable regulations.

Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within the Company’s Offering Circular filed December 15, 2021, as the same may be amended or supplemented from time to time.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

1

GelStat has reorganized its operations and formed a new division focused on Engineering solutions and services called GSAC Engineering (“GSACe”). The objective of the new division is to meaningfully grow revenues and achieve profitability from operations by selling custom developed software and hardware to the identified markets or industrial security and ecologically sound waste management. Management has developed or acquired certain key technologies and may acquire or develop additional ones to support customer requirements in the identified markets.

In the early stages of our transition to newly identified markets, it is expected that the Company will continue to require external funding for product development, manufacturing, and initial operations.

Overview

We are currently a Delaware company that previously focused on offering non-CBD/non-NSAID (NonSteroidal Anti-Inflammatory Drug) homeopathic drugs targeting consumers concerned with migraines, headaches, energy enhancement or sleep. Through 2021, GelStat had been solely a consumer health care company dedicated to the cost-effective development and marketing of over the counter (OTC) and other non-prescription consumer health care products. During 2022, the Company started the planning process to expand its business into different industries to address an aging product line and slow sales in its then consumer health care business.

GelStat management continues to evaluate business expansion strategies. In addition to GSAC Engineering, these strategies may include forming additional divisions that will also utilize the current knowledge and expertise of its senior management in the areas of science, technology, engineering, and mathematics (STEM). During the first six months of 2023, management has been engaged in developing and executing opportunities in the security management market, specifically for detention center management, industrial security, and control, and continues to pursue significant additional funding to explore opportunities to support the deployment of a waste to energy technology that would encompass licensing and operating a proprietary technology currently available in Europe.

Our primary source of working capital has been revenue from operations, $100,000 of funds raised in the Regulation A+ offering, convertible notes and a revolving credit line provided by the Company’s Chairman, Adrian Goldfarb. During the first half of 2023, we raised additional capital through the issuance of a convertible note in the amount of $165,000 to a company for the purpose of acquiring certain technologies and intellectual property from them. (See “Recent Developments” below.)

Recent Developments

Acquisition of Certain Key Assets of Duos Technologies, Inc.

On June 29, 2023, the Company entered into an asset purchase agreement with Duos Technologies, Inc., a Florida corporation (“Duos”). Pursuant to the terms of the agreement, GelStat Corp. purchased Duos’ Intelligent Correctional Facilities Automation Systems (“iCAS”) business line, including foundational operating environment software, infrastructure, engineering designs, and processes with technology management supporting three medium to high-security facilities being serviced by GSAC Engineering for consideration consisting of (a) $150,000 in the form of a two-year convertible note plus a 10% Original Issue Discount, for a total amount of $165,000, (b) rights for Seller to convert into 55,000,000 shares of common stock of the Buyer, at a conversion price of $0.003 per share subject to customary anti-dilution provisions and (c) 55,000,000 warrants to purchase additional shares of common stock of Buyer with an exercise price of $0.01 per share pursuant to a warrant to purchase shares of common stock agreement with customary anti-dilution provisions (items (a)-(c)).

On September 12, 2023, GelStat Corp. issued a press release to announce the entry into an asset purchase agreement with Duos. A copy of the press release is attached hereto as Exhibit 99.1.

Warrant Conversion

On July 19, 2023, the holder of a warrant with an initial value of $59,444 and containing certain antidilution features began a cashless exercise in accordance with the provisions of the warrant. As of this report, the Company has issued 539,355,572 shares and the warrant is now fully executed.

Convertible Promissory Note

On August 17, 2023, the Company renegotiated and issued a $240,000 convertible note to a shareholder and accredited investor. The note bears an interest rate of 0% per annum and is convertible into common stock of the Company at a fixed conversion rate of $0.0004 per share of common stock. The holder of the note has the right to convert all or part of the principal and interest into common stock. The maturity date of the convertible note is August 17, 2025. In connection with the issuance of the convertible note, we issued a common stock purchase warrant to the same investor to purchase up to 150,000,000 shares of common stock. The common stock purchase warrant is exercisable through August 17, 2026 and exercisable at a rate of $0.0004 per share of common stock. This summary of the material terms of the convertible note and warrant are qualified in their entirety by the full text of the note and warrant, copies of which are attached to this report as Exhibit 4.8 and Exhibit 4.7, respectively.

2

Press Release Announcing Change in Operations

On September 12, 2023, the Company announced that it opened an office in Miami, Florida and expects to establish a new research and development headquarters in South Florida in the future. During the period ended June 30, 2023, GelStat Corp. closed its warehouse in Stuart, Florida and suspended its natural pharmaceuticals operations in order to focus all resources on GSACe, its new division.

Revolving Credit Line Restructure

On September 7, 2023, the Company restructured its revolving line of credit with the Company’s Chairman by accepting the assumption of two loans that the Chairman had initiated previously, and for which he remains personally responsible. The balances of the loans are $16,920 and $27,077 and contain interest rate provisions on more favorable terms than the revolving credit line. The Company will make total monthly payments on these loans of $2,500 until the loans are repaid in full. The assumed loan amounts have been deducted from the balance of the revolving credit line and the balance is expected to be restructured into a Convertible note with the same terms as the most recent Convertible Note issuance to a shareholder.

Our auditor has identified a material weakness in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.

Although our auditor has concluded that our consolidated financial statements present fairly, in all material respects, the results of operations, financial position, and cash flows of our company and its subsidiaries in conformity with generally accepted accounting principles, our auditor has identified a material weakness in internal control over financial reporting related to the lack of segregation of accounting duties. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

We are initiating remedial measures, but if our remedial measures are insufficient to address the material weakness, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements, and we could be required to restate our financial results. If we are unable to successfully remediate this material weakness and if we are unable to produce accurate and timely financial statements, your investment in us may lose all or some of its value.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to obtain funding required to support ongoing research and development and operations;

●	the rate of progress and cost of development activities;

●	the costs of sales, marketing, and customer acquisition;

3

Results of Operations

Six Months Ended June 30, 2023 and 2022

Revenues

Revenues for the six months ended June 30, 2023 increased by 3,293% or $50,841 in comparison to 2022, as a direct result of acquiring certain technologies and intellectual property which allowed the Company to close its first contract in this new market. The contract is a one-year recurring services contract to support an existing installation of the recently acquired technology. The significant increase in revenues compared to prior periods is the result of initial efforts in the newly identified markets where the Company has been successful in selling its first recurring revenue services contract from its new division. The large percentage increase is due to the very small base of revenues in the prior period as the business prepared for its transition to the newly identified markets.

During the six months ended June 30, 2022, our customer base and revenue streams comprised of one new client who was responsible for 100% of the revenues during this period.

Cost of Goods Sold

Cost of goods sold decreased $964 during the six months ended June 30, 2023 in comparison to 2022, primarily due to decreased sales volume. As a result, total gross margin was 99.9% in 2023 and 34.7% in 2022.

Personnel Costs

Wages and benefits for the six months ended June 30, 2023 increased $39,052 compared to year 2022, primarily as a result of increased staffing for operational requirements related to the new contract.

Legal, Professional and Consulting

Professional fees consist of costs attributable to consultants and contractors who primarily spent their time on legal, accounting, product development, and business development. Such costs decreased by $43,411 or 83% during the six months ended June 30, 2023 compared to 2022. The significant decrease is as a result of a focus on expenses by the management team as a part of the restructuring.

Selling, General and Administrative

Selling, general and administrative costs increased by $7,896 during the six months ended June 30, 2023 in comparison to 2022, mostly due to the implementation of processes and infrastructure to support the new business operations. We expect these numbers to increase as we ramp up our new business operations albeit at a slower rate than the increase in revenues and gross margin.

Stock Compensation

Stock compensation during the six months ended June 30, 2023 was a total of $14,800, a material decrease of $229,825, compared to 2022, as a result of the better overall performance of the business and the elimination of certain one-time expenses related to the restructure that took place in 2022.

Other expense/income, net

Other expense during the six months ended June 30, 2023 was $14,033 which consisted mostly of interest expense compared to $71,082 of other expense in 2022 which was also primarily interest expense and represents a significant decrease in interest costs during the period.

Net loss

Net loss during the six months ended June 30, 2023 decreased by $331,987 in comparison to the net loss incurred during 2022, a significant improvement primarily as a net result of increased revenues, high gross margins and lower overall operating expenses.

On an earnings-per-share basis, we saw no material change in loss per share from ($0.00) during the six months ended June 30, 2023 to ($0.00) during the six months ended June 30, 2022.

4

Liquidity and Capital Resources for Six Months Ended June 30, 2023 and 2022

As of June 30, 2023, we had $37,547 in cash and $39,917 of total current assets, and $500,584 of current liabilities, resulting in a working capital deficit of $460,667 compared to $1,730 in cash and a working capital deficit of approximately $458,739 as of June 30, 2022.

Net cash generated in operating activities was $22,976 for the period ended June 30, 2023, compared to net cash used of $136,025 for the period ended June 30, 2022. The increase in net cash generated in operating activities was largely attributed to increased revenues and lower expenses with net operating losses increased by accrued interest of note issuances and other accrued expenses.

Research and development activities included $59,171 in expenditure for the period including allocation of personnel cost, equipment and consultants.

There was no net cash used for investing activities during 2023 or 2022.

Net cash provided by financing activities during the period ended June 30, 2023, was $11,347 and consisted of certain proceeds from a related party loan of $18,614 and repayments of $7,267 to the related party. Net cash raised by financing activities during the period ended June 30, 2022, was $77,719 received from a convertible note of $100,000 offset by $22,281 in repayments to a related party.

We expect to generate revenues from our ongoing operations related to the new division, GSACe. GelStat has also initiated efforts to expand operations into industrial chemical transformation processes although no contribution to revenues or net income are expected in the current fiscal year.  Our revenues are improving but are still unpredictable and may not be sufficient to fund all our operational needs. Accordingly, we anticipate that we will have negative cash flow from our operations and, therefore, will need to raise additional capital in order to fund our operations in 2023.

In addition to continuing to incur normal operating expenses, we intend to continue our research and development efforts for our new division and planned products for industrial security and waste management. We also expect to further develop our sales, marketing and manufacturing programs associated with the commercialization of our products. We currently do not have sufficient capital on hand to fully fund our proposed research and development activities, which lack of product development may negatively affect our future revenues.

As noted above, based on budgeted revenues and expenditures, unless revenues increase significantly, we believe that our existing and projected sources of liquidity may not be sufficient to satisfy our cash requirements for the next twelve months. Accordingly, we will need to raise additional funds in 2023. The sale of additional equity securities will result in additional dilution to our existing stockholders. Sale of debt securities could involve substantial operational and financial covenants that might inhibit our ability to follow our business plan. Any additional funding that we obtain in a financing is likely to reduce the percentage ownership of the Company held by our existing security-holders. The amount of this dilution may be substantial based on our current stock price and could increase if the trading price of our common stock declines at the time of any financing from its current levels. We may also attempt to raise funds through corporate collaboration and licensing arrangements. To the extent that we raise additional funds through collaboration and licensing arrangements, we may be required to grant licenses on terms that are not favorable to us. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain the needed additional funding, we may have to further reduce our current level of operations, or, may even have to totally discontinue our operations.

In connection with our Regulation A offering, we are subject to certain SEC reporting requirements. We miscalculated our initial requirements for filing our Form 1-SA and could not meet the September 28, 2023 deadline. However, we promptly rectified the error and managed to file our report by October 12, 2023.

We are subject to many risks associated with early-stage businesses, including the above discussed risks associated with the ability to raise capital. Please see the section entitled “Risk Factors” in our Offering Circular for more information regarding risks associated with our business.

5

Plan of Operations

Since 2022, GelStat pursued its development strategy, leveraging executive leadership’s core competencies, and bringing additional products and services to market. These actions have evolved into our new GSAC Engineering (“GSACe”) division which has developed and acquired a collection of technologies directed towards Medium to High Security and Industrial Control services. An additional energy division, having secured rights and resources for unique technologies to digest plastic waste in North America, is being prepared for deployment and fund raising. We are committed to continuing research and development while evaluating opportunities to grow through acquisition or synergy.

Early in 2023, GSACe started generating revenue through dedicated service commitment, meeting customer’s requirements, and adapting to demanding environments. Our goal is for GSACe to grow and achieve profitable operations after absorbing a significant portion of GelStat operation costs.

Trends Information

Security and Control

GSACe has entered a 100-billion-dollar market with a high customer demand for effectiveness and reliability. We provide our customers with unique ad-hoc solutions leveraging component and software items and ensuring continued operations under duress. GSACe customers include detention, chemical storage, and ammunition manufacturing facilities.

GSACe has entered the market for industrial security due to the increasing requirement for products, services and software to address the increasing issues faced by all private and public facilities, such as manufacturing sites, retail establishments and detention facilities. The trends for changes in the law and approaches by law enforcement to general criminality indicate that this trend is likely to continue. Our focus will be to secure an increasing part of this growing market.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Going Concern

Our independent auditor has expressed substantial doubt about our ability to continue as a going concern given our lack of operating history and the fact that we have had nominal revenues to date. Our future is dependent upon our ability to obtain financing and upon future profitable operations. These factors raise substantial doubt that we will be able to continue as a going concern.

Regulation A Offering

We launched a Regulation A offering on December 18, 2021. To date, 33,333,333 shares of common stock were sold to one investor at a price of $0.003 per share. From that time until December 31, 2022, the amount raised pursuant to the Regulation A offering totaled $100,000, which we have used for working capital. We have not raised any funds under our Reg A offering from December 18, 2022 to the date of the filing of this semiannual report on Form 1-SA.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any.

Item 2.	Other Information.

None

6

Item 3.	Financial Statements.

F-1

GelStat Corporation

Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
	2023	2022
	(Unaudited)
Assets

Current Assets
Cash	$37,547	$1,730
Accounts receivable	70	80
Due to related party	2,300	2,300
Total Current Assets	39,917	4,110

Intangible Asset, net	150,000	—

Other assets:
Warehouse right of use	—	12,720
Security Deposits	—	2,000
	—	14,720

Total Assets	$189,917	$18,830

Liabilities and Stockholders’ Deficit

Current Liabilities
Accounts payable	$51,022	$76,003
Accrued expenses	285,232	259,732
Other current liabilities	68,495	25,185
Deferred Revenue	73,339	—
Loans- Related Party - current portion	22,496	20,507
Warehouse lease liability -current portion	—	12,720
Convertible note payable, net of discount	—	68,702
Total Current Liabilities	500,584	462,849

Other Liabilities
Loans- Related Party- non current portion	134,186	117,236
Convertible notes payable - non current portion	304,213	144,000
Total Other Liabilities	438,399	261,236

Stockholders’ Deficit
Common stock, $0.01 par value, 5,000,000,000 shares authorized;
1,275,471,011 and 686,179,300 and shares issued at June 30, 2023 and December 31, 2022	12,754,710	6,861,793
Additional paid-in-capital	6,895,778	12,668,256
Accumulated deficit	(20,399,554)	(20,235,304)
Total Stockholders’ Deficit	(749,066)	(705,255)

Total Liabilities and Stockholders' Deficit	$189,917	$18,830

The accompanying notes are an integral part of these financial statements.

F-2

GelStat Corporation

Statements of Operations

(Unaudited)

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Revenues	$31,431	$884	$52,385	$1,544

Cost of goods sold	—	606	44	1,008
Gross Margin (loss)	31,431	278	52,341	536

Operating expenses:
Personnel costs	67,856	40,132	132,612	93,560
Legal, professional and consulting	8,398	39,599	8,730	52,141
Rent expense	9,323	7,134	18,645	19,024
Selling, general and administrative expenses	13,063	11,699	24,237	16,341
Stock compensation	7,400	244,625	14,800	244,625
Total operating expenses	106,040	343,189	199,024	425,691

Other income(expense):
Interest expense	(7,045)	(48,234)	(14,089)	(72,098)
Other income (expense)	—	747	56	1,016
Total Other expense	(7,045)	(47,487)	(14,033)	(71,082)

Loss from continuing operations	(81,654)	(390,398)	(160,716)	(496,237)
Loss from discontinuing operations	—	—	(3,534)	—

Net loss	$(81,654)	$(390,398)	$(164,250)	$(496,237)

Net loss per common share - basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding - basic and diluted	1,098,043,328	617,980,082	939,579,934	590,198,522

The accompanying notes are an integral part of these financial statements.

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

F-3

GelStat Corporation

Statement of Stockholders' Deficit

For the Year Ended December 31, 2021 and Six Month Ended June 30, 2022

(Unaudited)

	Common Stock $0.01 Par Value		Additional Paid in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Deficit
Balance December 31, 2021	558,326,873	5,583,268	13,561,884	(19,474,120)	(328,968)
Shares cancelled from settlement	(101,400,000)	(1,014,000)	1,014,000	—	—
Stock compensation	107,843,750	1,078,438	(833,813)	—	244,625
Warrant exercise	53,209,459	532,095	(513,688)	—	18,407
Net loss for the six months ended June 30, 2022	—	—	—	(496,237)	(496,237)
Balance June 30, 2022	617,980,082	6,179,801	13,228,383	(19,970,357)	(562,173)

	Common Stock $0.01 Par Value		Additional Paid in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Deficit
Balance December 31, 2022	686,179,300	6,861,793	12,668,256	(20,235,304)	(705,255)
Stock compensation	139,487,180	1,394,872	(1,380,072)	—	14,800
Stock issued for debt conversion	449,804,531	4,498,045	(4,414,562)	—	83,483
Warrants issued for purchase assets	—	—	22,155	—	22,155
Net loss for the six months ended June 30, 2023	—	—	—	(164,250)	(164,250)
Balance June 30, 2023	1,275,471,011	12,754,710	6,895,778	(20,399,554)	(749,066)

The accompanying notes are an integral part of these financial statements.

F-4

GelStat Corporation

Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended June 30,
	2023	2022
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(164,250)	$(496,237)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of loan discount	5,990	63,383
Accrued interest of related party note	8,100	5,990
Accrued interest on convertible debt	—	2,726
Stock Compensation	14,800	244,625
Changes in operating assets and liabilities:
Accounts receivable	10	28
Inventory	—	24
Employee advances	—	(7,760)
Accounts payable	16,177	8,083
Accrued expenses	25,500	35,835
Deferred revenue	73,339	—
Other current liabilities	43,310	7,278
Net cash used in operating activities	22,976	(136,025)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan repayments- related party	—	(22,281)
Proceeds from related party loan	10,842	—
Proceeds from convertible note	2,000	100,000
Net Cash Provided by Financing Activities	12,842	77,719

Net increase (decrease) in cash	35,818	(58,306)

Cash - beginning of period	1,730	67,138

Cash - end of period	$37,548	$8,832

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year/period for:
Interest	$—	$—
Taxes	$—	$—

SUPPLEMENTARY DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

A purchase of intangible assets by issue convertible note	$150,000	$—

Conversion of accounts payable to common stock	$41,158	$—

The convertible of note to equity	$83,483	$—

Warrants issued for purchase assets	$22,155	$—

The accompanying notes are an integral part of these financial statements.

F-5

GELSTAT CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 (Unaudited)

 NOTE 1 - Business

GelStat Corporation ("the Company" or "GelStat") is a public company reporting pursuant to Regulation A and quoted on the OTC under the symbol (“GSAC”) that is engaged in research, development, marketing and branding of innovative advanced technology operations. The Company's strategy is to build shareholder value through organic growth and strategic acquisitions.

On May 22, 2023 the Company Formed GSAC Engineering Corporation, a wholly owned subsidiary of GSAC. The subsidiary will be our division dedicated to developing innovative technologies for clean energy and industrial security. Our vision is to create a more sustainable and secure future for our customers and society. We are committed to integrating STEM (science, technology, engineering and math) into our processes and products, as we believe that STEM skills are essential for solving complex challenges and creating value in the 21st century. On June 29, 2023, GelStat acquired key intellectual Property of Duos Technologies Group, Inc (see Note 4) to give the Company greater opportunities in this sector.

 NOTE 2- Liquidity and Going Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company had a net loss of $164,250 and $496,237 for the six months ended June 30, 2023 and 2022. The Company has an accumulated deficit of $20,399,554 and a stockholders’ deficit of $749,066 as of June 30, 2023, and provided $22,975 and used $136,025 in cash flow from operating activities for the six months ended June 30, 2023 and 2022.

Management believes these conditions raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date these financial statements were issued. The ability to continue as a going concern is dependent upon profitable future operations, positive cash flows, and additional financing.

Management intends to raise money through a new Regulation A offering expected to be filed in 2023. During 2022, the Company raised $144,000 through the execution of convertible notes and it intends to use the issuance of convertible notes in the foreseeable future to provide liquidity to support expanded operations. Such funds will enable the company to develop and market its products and for its working capital needs. Management cannot provide any assurances that the Company will be successful in completing these undertakings and accomplishing any of its plans.

F-6

NOTE 3 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) under the accrual basis of accounting and includes the accounts of its wholly owned subsidiary GSAC Engineering Corporation.

Management's Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. The Company’s significant estimates include the valuation of inventories and the realizability of income tax assets. Actual results could differ from these estimates.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. At times, its cash with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it is a credit counterparty, and as such, it believes that any associated credit risk exposures are limited.

Risks and Uncertainties

The Company is undertaking a new business venture that is inherently subject to significant risks and uncertainties, including financial, operational, technological and other risks that could potentially have a risk of business failure.

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash and equivalents for purposes of the statement of cash flows.

Accounts Receivable

Accounts receivables are recorded at the invoiced amount and do not bear interest. As of June 30, 2023, the Company did not record an allowance for uncollectible accounts.

Inventories

Inventories are valued using average actual cost. Inventory items replaced by an alternative and rendered unusable or diminished in value are considered to be obsolete. Obsolete inventory items are written down to zero.

F-7

Intangible Assets

Intangible assets are amortized on a straight-line basis over the estimated useful lives. The Company assesses the potential impairment to its intangible assets when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Revenue Recognition

In accordance with ASC 606 revenue is recognized upon transfer of control of promised products and/or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products and services. The Company recognizes revenue from sales of services over the life of a contract (typically 12 months) beginning the first month after the contract is signed. At the time of contract signed, service fees are recorded as deferred revenue and are recognized as revenue ratably over the service period.

Cost of Revenue

Cost of revenues consists primarily of product costs and shipping and handling, which are directly attributable to the sale of services.

Advertising

Advertising costs, including the cost of promotional products, which totaled $5,760 and $3,983 for the six months ended June 30, 2023 and 2022, are charged to operations when incurred.

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment, (“ASC 360”). Long-lived assets consist primarily of property, plant and equipment. In accordance with ASC 360, the Company periodically evaluates long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When triggering event indicators are present, the Company obtains appraisals on an asset-by-asset basis and will recognize an impairment loss when the sum of the appraised values is less than the carrying amounts of such assets. The appraised values, based on reasonable and supportable assumptions and projections, require subjective judgments. Depending on the assumptions and estimates used, the appraised values projected in the evaluation of long-lived assets can vary within a range of outcomes. The appraisals consider the likelihood of possible outcomes in determining the best estimate for the value of the assets. As of June 30, 2023 and 2022, the Company did not record any impairment losses.

Income Taxes

The Company accounts for income tax using Accounting Standard Codification (“ASC 740”) “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations and comprehensive income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

F-8

Stock Based Compensation

The Company applies the fair value method of ASC 718, Share Based Payment, in accounting for its stock-based compensation. This accounting standard states that compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period, if any. As the Company does not have sufficient, reliable, and readily determinable values relating to its common stock, the Company has used the stock value pursuant to its most recent sale of stock for purposes of valuing stock-based compensation.

Earnings or Loss per Common Share

Basic earnings or loss per share is calculated as the income or loss attributable to common stockholders divided by the weighted average number of shares outstanding during each period. Diluted earnings or loss per share is calculated by dividing the net income or loss attributable to common shareholders by the diluted weighted average number of shares outstanding during the year.

Recent Accounting Pronouncements

There are no other recent accounting pronouncements that are expected to have a material effect on the Company's financial statements.

NOTE 4 – Intangible Assets

On June 29, 2023, the Company acquired the intellectual property of Duos Technologies Group, Inc., a Florida corporation. The Company exchanged a note for $165,000 for the assets which were valued at $150,000. The differential of $15,000 was recorded as a debt discount. The Company estimated the useful life of the technology to be 5 years. As of June 30, 2023, no amortization expense was recorded.

F-9

NOTE 5 – Debt

Notes Payable

The Company’s notes payable relating to financing agreements classified as current liabilities consist of the following as of:

Notes Payable	June 30,2023	Interest rate	December 31,2022	Interest rate
Related party note payable	$156,682	10%	$137,742	10%
Less noncurrent portion	134,186		117,235
Current portion of related party note payable	$22,496		$20,507
Convertible notes, net of discount	$304,213	10%	$212,702	10%
Less noncurrent portion	304,213		144,000
Current portion of convertible notes	$—		$68,702

Related Party

The Company entered into an agreement with a related party on July 31, 2020, whereby the related party loaned the Company the aggregate principal amount of up to $78,750 in tranches, pursuant to a note, repayable on June 30, 2022. The note carries an annual interest rate of 12% and an Original Issue Discount (OID) of 5%. In addition, the Company will issue warrants permitting the related party to purchase for cash 78,750,000 shares of the Company’s common stock at a price to be determined once sufficient authorized shares are available for issuance such that these shares do not exceed the amount of available authorized shares. On January 1, 2022, the note was modified to a principal balance of $132,285 along with $6,292 of accrued interest and the interest rate was modified to 10% per annum. The balance of this note as of June 30, 2023 and December 31, 2022 was $156,682 and $137,742. This includes accrued interest of $8,099 and $12,264 at June 30, 2023 and December 31, 2022, respectively. On September 1, 2023, the note was restructured through the assumption of two personal loans of the lender and a cash payment in the amount of $3,470, assumption of a total of $43,997 plus accrued interest, and a conversion of the remaining balance of $106,003 on terms to be determined.

Convertible notes

On July 8, 2021, GelStat issued a one-year $59,444 convertible note and received $50,000 in proceeds after discount and fees. (The note bears no interest and is due July 8, 2022.) After the maturity date, the convertible note was revised to include the default fees of 150% of principal and interest, resulting in an increase of the total amount to $98,082. On various dates during the six months ended June 30, 2023, the Company converted $98,082 of debt into 482,248,977 shares at an average conversion price of $0.0002 per share of common stock. The Company also issued 25,000,000 shares and a five-year warrant to purchase 5,944,444 shares with an exercise price of $0.01 as additional consideration for this note. After the maturity date, the warrants were revised to increase the total purchase shares to 594,444,400 with the exercise price $0.0001. As of September 27, 2023, a total 538,738,480 warrants have been exercised at an exercise price of $0.0001 per share with proceeds totaling $53,874, resulting in the issuance of 534,403,935 shares of common stock. (See Note 10)

F-10

On February 23, 2022, the Company issued a $120,000 convertible note at a discounted price of $100,000. The note bears an interest rate of 0% per annum and is convertible into common stock of the Company at a fixed conversion rate of $0.003 per share of common stock.  The holder of the note has the right to convert all or part of the principal and interest into common stock. The maturity date of the convertible note is February 26, 2024.  In connection with the issuance of the convertible note, the Company issued a common stock purchase warrant to the same investor to purchase up to 10,000,000 shares of common stock. The common stock purchase warrant is exercisable through February 23, 2025, at a rate of $0.003 per share of common stock. On August 17, 2023, the note was modified to a principal balance of $240,000 at a discounted price of $220,000, the sum of original issue discount (OID) is $40,000 with a conversion of $0.0004 with a maturity date of August 17, 2025. The company will grant an additional 25% warrant coverage on the new investment with a three-year term and $0.0004 strike price.

On July 22, 2022, the Company issued 2,000,000 common stock purchase warrants in connection with the issuance of a convertible note in the amount of $24,000 and received $20,000 in proceeds after discount and fees. The common stock purchase warrant is exercisable through July 22, 2025, at a rate of $0.003 per share of common stock.

On June 14, 2023, the Company issued a two-year $41,158 convertible note to a vendor as a result of a settlement agreement for warehouse space. The note bears an interest rate of 0% per annum and is convertible into common stock of the Company at a fixed conversion rate of $0.003 per share of common stock.

As described in Note 4, the Company issued a two-year $165,000 convertible note which carries an original issue discount (OID) of 10%. The note bears an interest rate of 0% per annum and is convertible into common stock of the Company at a fixed conversion rate of $0.003 per share of common stock. In addition, the Company issued a five-year warrant permitting the seller to purchase up to 55,000,000 shares of common stock, at a rate of $0.01 per share of common stock. The warrant was valued using the Black-Scholes pricing model resulting in a fair value of $22,155 which will be amortized over the 5-year term of the note using the straight-line method.

NOTE 6 – Accrued Salary

As of June 30, 2023 and 2022, the Company has accrued $285,232 and $164,036 in salary to its CEO.

On January 30, 2023, the Board of Directors approved a bonus is the amount of $100,000 payable in stock to its CEO and $48,000 to the members of the Board, $48,000 of such is payable in stock at the closing price on January 30, 2023 of $0.000975 per share, with cliff vesting in 5 years. On February 15, 2022, the Company issued 139,487,180 shares of common stock. To account for the vesting the Company recorded deferred stock compensation of $133,200 at June 30, 2023.

F-11

NOTE 7 – Warehouse Lease Agreement

On June 28, 2020, the company entered into a warehouse and office lease agreement for 7554 SW Jack James Drive, Stuart, Florida. The lease started July 1, 2020 and expired on June 30, 2023. The right-to-use asset was $0 and $12,720 on June 30, 2023 and December 31, 2022, respectively.

NOTE 8– Shareholders’ Equity

On February 15, 2022, the Company issued 139,487,180 shares of common stock to execute stock-based compensation at $0.000975 per share for total proceeds of $136,000.

On February 14, 2023, the company converted $13,600 of debt into 34,000,000 shares at a conversion price of $0.0004 per share of common stock.

On March 13, 2023, the company converted $15,000 of debt into 42,857,142 shares at a conversion price of $0.0003 per share of common stock.

On March 31, 2023, the company converted $10,040 of debt into 40,160,000 shares at a conversion price of $0.0003 per share of common stock.

On April 11, 2023, the company converted $10,900 of debt into 44,672,131 shares at a conversion price of $0.0002 per share of common stock.

On April 24, 2023, the company converted $9,600 of debt into 49,230,769 shares at a conversion price of $0.0002 per share of common stock.

On May 15, 2023, the company converted $5,170 of debt into 51,700,000 shares at a conversion price of $0.0001 per share of common stock.

On May 22, 2023, the company converted $5,400 of debt into 54,000,000 shares at a conversion price of $0.0001 per share of common stock.

On June 1, 2023, the company converted $5,400 of debt into 54,000,000 shares at a conversion price of $0.0001 per share of common stock.

On June 7, 2023, the company converted $5,900 of debt into 59,000,000 shares at a conversion price of $0.0001 per share of common stock.

On June 14, 2023, the Company converted $2,473 of debt into 20,184,490 shares at a conversion price of $0.0001 per share of common stock

F-12

NOTE 9 – Subsequent Events

On July 19, 2023, 67,623,878 warrants were exercised at an exercise price of $0.0001 per share with proceeds of $6,762 and resulting in the issuance of 67,623,878 shares of common stock.

On July 27, 2023, 67,623,878 warrants were exercised at an exercise price of $0.0001 per share with proceeds of $6,762 and resulting in the issuance of 67,623,878 shares of common stock.

On August 4, 2023, 74,372,741 warrants were exercised at an exercise price of $0.0001 per share with proceeds of $7,437 and resulting in the issuance of 74,372,741 shares of common stock.

On August 15, 2023, 73,086,068 warrants were exercised at an exercise price of $0.0001 per share with proceeds of $7,309 and resulting in the issuance of 73,086,068 shares of common stock.

On August 17, 2023, the previous $120,000 note was modified to a principal balance of $240,000 at a discounted price of $220,000, the sum of original issue discount (OID) is $40,000 with a conversion of $0.0004. The maturity date of the convertible note is August 17, 2025. The company will grant an additional 25% warrant coverage on the new investment with a three-year term and $0.0004 strike price. (See Note 6)

On August 25, 2023, 71,738,040 warrants were exercised at an exercise price of $0.0001 per share with proceeds of $7,174 and resulting in the issuance of 71,738,040 shares of common stock.

On September 1, 2023, the loan with related party was restructured through a combination of two personal loans of cash payment in the amount of $3,469.97, assumption of a total of $43,996.92 plus accrued interest, and a conversion of the balance of $106,003.08 with an original issue discount (OID) of 20%. (See Note 6).

On September 1, 2023, 89,903,837 warrants were exercised at an exercise price of $0.0001 per share with proceeds of $8,990 and resulting in the issuance of 89,903,837 shares of common stock.

On September 14, 2023, 94,390,038 warrants were exercised at an exercise price of $0.0001 per share with proceeds of $9,439 and resulting in the issuance of 94,390,038 shares of common stock.

On September 27, 2023, 55,705,920 warrants were exercised at an exercise price of $0.0001 per share with proceeds of $5,570.59 and resulting in the issuance of 44,564,736 shares of common stock.

Management’s Evaluation

Management has evaluated subsequent events through September 28, 2023, the date on which the financial statements were available to be issued. Management has determined that none of the events (other than those identified above) occurring after the date of the balance sheet through the date of Management’s review substantially affect the amounts and disclosure of the accompanying financial statements.

End of Financial Statements

F-13

Item 4.	Exhibits.

		Incorporated by Reference			Filed or Furnished
No.	Exhibit Description	Form	Date Filed	Number	Herewith

2.1	Certificate of Incorporation	1-A	10/29/2021	2.1
2.2	Certificate of Amendment to Certificate of Incorporation filed May 16, 2011	1-A	10/29/2021	2.2
2.3	Certificate of Amendment to Certificate of Incorporation filed June 22, 2021	1-A	10/29/2021	2.3
2.4	Bylaws	1-A	10/29/2021	2.4
2.5	Agreement of Merger and Plan of Merger and Reorganization between GelStat, a Minnesota corporation and GelStat Corporation, a Delaware corporation	1-A	10/29/2021	2.5
2.6	Certificate of Merger of Foreign Corporation into a Domestic Corporation	1-A	10/29/2021	2.6
3.1	Certificate of Designation of Series A Preferred Stock filed July 6, 2021	1-A	10/29/2021	3.1
4.1	Form of Subscription Agreement	1-A	10/29/2021	4.1
4.2	Security Agreement between Company and Quick Capital, LLC	1-A/A	11/24/2021	4.2
4.3	Common Stock Purchase Agreement between the Company and Accredited Investor dated February 23, 2022	1-K	5/2/2022	4.3
4.4	Convertible Promissory Note between the Company and Accredited Investor dated February 23, 2022	1-K	5/2/2022	4.4
4.5	Convertible Promissory Note between the Company and Accredited Investor dated July 22, 2022	1-SA	10/3/2022	4.5
4.6	Common Stock Purchase Agreement between the Company and Accredited Investor dated July 22, 2022	1-SA	10/3/2022	4.6
4.7*	Common Stock Purchase Warrant dated August 17, 2023
4.8*	Convertible Note dated August 17, 2023
4.9*	Asset Purchase Agreement
4.10*	Duos Note
4.11*	Duos Warrant Agreement
99.1*	Press Release Announcing Entry into Agreement with Duos

 *Filed herewith

7

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 12, 2023	GelStat Corp.

	By:	/s/ Javier Acosta
Javier Acosta
Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issue and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Adrian Goldfarb	Director	October 12, 2023
Adrian Goldfarb

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